

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

March 1, 2023

M. Wesley Schrader
Chief Financial Officer
FG Merger Corp.
104 S. Walnut Street, Unit 1A
Itasca, Illinois 60143

> **Re: FG Merger Corp.**
> **Registration Statement on Form S-4**
> **Filed February 1, 2023**
> **File No. 333-269515**

Dear M. Wesley Schrader:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1.   Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page.

Summary of the Proxy Statement
Redemption Rights, page 27

2.   We note your disclosure showing the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders assuming no redemptions and maximum redemptions. Please revise your disclosure here and elsewhere to show the impact of interim redemption levels.

FGMC Proposal 1 - The FGMC Business Combination Proposal
The FGMC Board's Reasons for the Approval of the Business Combination, page 78

3. We note that you based your valuation on forward looking projections and metrics. Please also disclose the public market valuation of iCoreConnect at the time the merger agreement was entered into, compare that valuation to the value of the merger consideration being paid to acquire iCoreConnect, and discuss how the board viewed any premium or discount to iCoreConnect's public market valuation and how that factored into the Board's decision.

Interests of Certain Persons in the Business Combination, page 81

4. We note your disclosure quantifying the aggregate dollar amount of the interests of certain persons in the business combination. To the extent material, include loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

Material U.S. Federal Income Tax Consequences, page 116

5. We note numerous representations as to the tax consequences affecting investors. For example, on page 119, we note your representation that if the business combination qualifies as a reorganization under either Section 368(a) of the Code then U.S. holders "will generally not recognize a gain or loss" for U.S. federal income tax purposes on their shares. We also note that your disclosure that the Merger is not conditioned on the receipt of opinions from ArentFox Schiff LLP to the effect that the Merger will qualify as a as a "reorganization" within the meaning of Section 368(a) of the Code. Please note that a tax opinion is required where the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. Refer to Item 601(b)(8) of Regulation S-K. To support your conclusions about the tax consequences of the business combination, please have counsel provide an opinion that expresses a conclusion for each material federal tax consequence, including each consequence set forth in "Material U.S. Federal Income Tax Consequences." For guidance, refer to Staff Legal Bulletin No. 19.

iCoreConnect's Business
Overview, page 124

6. Please disclose the basis for the statement that iCoreConnect is a "market leading cloud-based software and technology company."

Legal Proceedings, page 128

7. Please either revise the first risk factor on page 40 or provide a separate risk factor discussing the material risks associated with the legal proceedings described in this section. Please see Item 503(c) of Regulation S-K.

FGMC's Business
Redemption Rights for Public Stockholders, page 140

8.   We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Directors and Executive Officers of FGMC
Conflicts of Interest, page 175

9.   We note the table detailing the relevant conflicts of interest of your executive officers and directors. We also note that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete the business combination. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at (202) 344-5791 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso